July 16, 2009

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:

Duke Mining Company, Inc.

Item 4.01 Form 8-K

Filed July 9, 2009

File No. 333-132107

Dear Mr. Rhodes:

We represent Duke Mining Company, Inc. (the “Company”). We are in receipt of your letter date July 10, 2009. The following are our responses.

Exhibit 16:

1.

Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

Answer: The letter from the former accountant indicating whether or not they agree with the Company’s disclosure has been filed with as an exhibit to the amended Form 8-K.

Engagement of new accountant:

2.

We note that your newly engaged accountant has been previously engaged as your principle accountant. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations during the last two fiscal years and through the date of engagement in accordance with Item 304(a)(2) of Regulation S-K.

Answer: The Company has added disclosure about consultations with the new accountants to disclose any consultations during the last two fiscal years and through the date of engagement in accordance with Item 304(a)(2).

The Company acknowledges that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
ANSLOW & JACLIN, LLP

By:	GARY S. EATON
GARY S. EATON